SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June 2003

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

June 30, 2003	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig secures contract for drilling related services in Japan

Stavanger, Norway (June 16, 2003)

Smedvig has been awarded a letter of intent by Global Ocean Development Inc. in Japan for the provision of drilling related services to the Chikyu deepwater research vessel project.

The provision of services includes specialist personnel for the supervision and follow-up of the installation and commissioning activities related to the drilling packages on the vessel, assistance with operations preparations and test programme development and the provision of personnel for drilling operations.

The deepwater drillship Chikyu, which is under construction at Mitsubishi Heavy Industries in Japan, will be used by the Centre for Deep Earth Exploration (CDEX), as part of Japan’s “Ocean Drilling in the 21st Century” (OD21) programme. This programme is again part of the Integrated Ocean Drilling Programme, which is an international scientific research co-operation between the USA, Japan and the EU. Chikyu is owned by Japan Marine Science and Technology Centre (JAMSTEC), who reports to the Japanese Government’s Ministry of Science and Technology.

Smedvig will provide to the project some 8 –10 specialists during the project phase and between 45 – 50 people will be involved in the operations phase. The contract value for the initial part of the project is approximately NOK 20 million.

Chikyu will be one of the most advanced drilling vessels in the world when it goes into operation in mid 2005. The vessel is designed to operate in water depths up to 4, 000 metres with riser and BOP and in water depths up to 7, 000 metres in a riser-less mode. Further, it will have the capacity to handle a drill string length up to 12, 000 metres. In addition to the drilling facilities, living quarters, etc., there is a four-storey laboratory block, which is outfitted with the latest scientific and research equipment for use by the 50 scientists who will be on board the vessel. Chikyu, which means “Earth” in Japanese, is to be utilised in a scientific research programme to better understand the earth’s geophysical, geological and environmental systems. The base for the operations will be in Japan, although the operating region for the Chikyu is expected to be worldwide.

“The Chikyu assignment is an exiting pioneer project which offers Smedvig a special opportunity to demonstrate our extensive deep water competence and experience. Furthermore, it will provide us with an opportunity to gain additional valuable experience at the very forefront of deepwater drilling developments,” says CEO Kjell E Jacobsen in Smedvig asa.

Contact:

Kjell E Jacobsen +47 51 50 99 19/ +47 90 88 08 71

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures new contract for West Navigator

Stavanger, Norway (June 2, 2003)

Smedvig has been awarded a letter of intent by the Australian oil company Woodside for the assignment of the deepwater drillship West Navigator.

The contract includes the drilling of two wells offshore Mauritania in West Africa, with options for additional four wells. The contract value for the firm period is approximately US$ 11 million. The drilling period is estimated to somewhat more than two months, which will keep the unit continuously employed until November/December 2003.

“This contract expands Smedvig’s activities into an important energy region and represents a breakthrough for Smedvig’s deepwater operations in West Africa”, says CEO Kjell E Jacobsen in Smedvig asa.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This press release includes forward-looking statements under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 10, 2002. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

Notification to Oslo Stock Exchange June 16, 2003

Director of the Board and primary insider of Smedvig asa Raymond De Smedt has on June 11, 2003 purchased 1000 Class B shares of Smedvig asa at an average strike price of 37.96 per share on the Oslo Stock Exchange. After the transaction the holdings of Raymond de Smedt are 34,000 Class A shares and 11,300 Class B shares.